Exhibit 12.2
PNM RESOURCES, INC. AND SUBSIDIARIES
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(In thousands, except ratio)

	Nine Months Ended		Year Ended December 31,
	September 30, 2011		2010		2009	2008		2007	2006
Combined fixed charges and preferred stock dividends, as defined by the Securities and
Exchange Commission:

Interest expensed and capitalized	$90,970		$123,633		$123,833	$134,958		$124,299	$135,819
Amortization of debt premium, discount and expenses	2,741		4,627		5,430	6,386		6,566	4,729
Interest from discontinued operations (including capitalized interest)	—		—		1,027	13,758		12,546	11,790
Estimated interest factor of lease rental charges	5,130		6,888		7,034	7,894		8,804	7,124
Preferred dividend requirements of subsidiary	591		1,075		759	689		556	798
Total Fixed Charges	99,432		136,223		138,083	163,685		152,771	160,260

Preferred stock dividend requirements	1,783		4,865		3,433	780		—	—

Total Combined Fixed Charges and Preferred Stock Dividends	$101,215		$141,088		$141,516	$164,465		$152,771	$160,260

Earnings, as defined by the Securities and Exchange Commission:

Earnings (loss) from continuing operations before income taxes and non-controlling interest	$112,732		$(63,379)		$94,751	$(388,381)		$63,112	$164,018
(Earnings) loss of equity investee	—		15,223		30,145	29,687		(7,581)	—
Earnings (loss) from continuing operations before income taxes, non-controlling interest, and investee earnings	112,732		(48,156)		124,896	(358,694)		55,531	164,018
Fixed charges as above	99,432		136,223		138,083	163,685		152,771	160,260
Interest capitalized	(1,886)		(3,401)		(7,743)	(8,849)		(10,740)	(6,503)
Non-controlling interest in earnings of Valencia	(10,764)		(13,563)		(11,890)	(7,179)		—	—
Preferred dividend requirements of subsidiary	(591)		(1,075)		(759)	(689)		(556)	(798)

Earnings Available for Combined Fixed Charges and Preferred Stock Dividends	$198,923		$70,028		$242,587	$(211,726)		$197,006	$316,977

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.97	[1]	0.50	[2]	1.71	N/M	[3]	1.29	1.98

[1] Earnings (loss) from continuing operations before income taxes and non-controlling interest for the nine months ended September 30, 2011 includes a pre-tax loss of $21.4 million due to the write-off of regulatory disallowances at PNM and TNMP. If those losses were excluded, the ratio of earnings to combined fixed charges and preferred stock dividends would have been 2.18.

[2] The shortfall in the earnings available for combined fixed charges and preferred stock dividends to achieve a ratio of earnings to combined fixed charges and preferred stock dividends of 1.00 amounted to $71.1 million for the year ended December 31, 2010. Earnings (loss) from continuing operations before income taxes and non-controlling interest includes a pre-tax loss of $188.2 million due to the impairment of PNMR's investment in an equity investee. If that loss were excluded, the ratio of earnings to combined fixed charges and preferred stock dividends would have been 1.83.

 [3] The ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2008 is not meaningful since earnings available for combined fixed charges and preferred stock dividends is negative. The shortfall in the earnings available for combined fixed charges and preferred stock dividends to achieve a ratio of earnings to combined fixed charges and preferred stock dividends of 1.00 amounted to $376.2 million for the year ended December 31, 2008.